SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-3

APPLICATION FOR QUALIFICATION OF
INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

Orbital Imaging Corporation
(Name of Applicant)

21700 Atlantic Boulevard
Dulles, Virginia 20166
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class				Amount
Senior Subordinated Notes Due 2008	$54,000,000

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of
Agent for Service of Process:

Armand D. Mancini
Executive Vice President and CFO
Orbital Imaging Corporation
21700 Atlantic Boulevard
Dulles, Virginia 20166:

With a copy to:
William P. O'Neill, Esq.
Latham & Watkins LLP
555 11th Street, NW
Washington, D.C. 20004
__________________________________________________

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.





GENERAL

1.	General Information
(a)     	The applicant is a corporation.

(b)     	The applicant was organized under the laws of the
State of Delaware.

2.	Securities Act Exemption Applicable

	On April 4, 2002, Orbital Imaging Corporation (the "Company") filed voluntary petitions for reorganization under chapter 11 ("Chapter 11") of the Bankruptcy Code, as amended, Title 11, United States Code (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Eastern District of Virginia (the "Court"). Since that time, the Company has continued to operate its business as a debtor in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

	The Company intends to offer, pursuant to the terms and subject to the conditions set forth in its Fourth Amended Joint Plan of Reorganization dated September 15, 2003 (the
"Plan of Reorganization" or "Plan"), and the accompanying Disclosure Statement, dated September 15, 2003 (the
"Disclosure Statement"), each filed as an exhibit hereto, Senior Subordinated Notes due 2008 (the "New Senior
Subordinated Notes") in an aggregate principal amount of $54,000,000. The New Senior Subordinated Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture"). It is currently anticipated that the Plan of Reorganization will become effective on [December
15, 2003] or as soon thereafter as practicable (the "Effective Date"). The New Senior Subordinated Notes will mature on the date that is five years after the Effective Date.

	The Company's Plan of Reorganization was confirmed by the Court on October 24, 2003. Since that time the Company has filed for regulatory approvals with the Federal Communications Commission, the Department of
State and the Department of Commerce relating to the transfer of various licenses on or prior to the Effective Date.

	The New Senior Subordinated Notes are being offered by the Company in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of the Bankruptcy Code.

	Generally, section 1145(a)(1) of the Bankruptcy
Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act, if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer and sale of the New Senior Subordinated Notes under the Plan of Reorganization satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and, accordingly, are exempt from registration under the Securities Act.

AFFILIATIONS

3.	Affiliates
Certain directors and executive officers of the Company may be deemed to be "affiliates" of the Company by virtue of their positions with the Company. See Item 4, "Directors and
Executive Officers."

Certain shareholders of the Company may be deemed to be "affiliates" of the Company by virtue of their security holdings. See Item 5, "Principal Owners of Voting
Securities."

The Company has no subsidiaries.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company and all offices with the Company held by such persons. The mailing address of each director and executive officer is deemed to be the address of the Company's executive office, 21700 Atlantic Boulevard, Dulles, Virginia 20166.

Name and Address		Office

James A. Abrahamson		Chairman, President and Director

Matthew M. O'Connell		Chief Executive Officer
and Director

William S. Sprague		Director

Joseph M. Ahearn		Director (1)

Tarlton R. Embry		Director (1)

Lawrence A. Hough		Director (1)

John W. Pitts Jr.		Director (1)

Armand D. Mancini		Executive Vice President,
Chief Financial Officer and Secretary
_______________
(1) To be appointed on the Effective Date.


5.	Principal Owners of Voting Securities

(a)	Set forth is certain information regarding each person
owning 10% or more of the voting securities of the Company as of November 15, 2003.

Name and Complete Mailing Address

	Orbital Sciences Corporation
	21839 Atlantic Boulevard
	Dulles, Virginia 20166

Title of Class Owned
	Common Stock

Amount Owned (1)
	25,200,000 shares

Percentage of Voting Securities Owned
	59%

Name and Complete Mailing Address

	Merrill Lynch KECALP L.P. (2)
	World Financial Center
	South Tower, 23rd Floor
	New York, NY  10281

Title of Class Owned
	Series A Preferred Stock

Amount Owned (1)
	348,693 shares

Percentage of Voting Securities Owned
	14%

Name and Complete Mailing Address

	Crest Funding Partners, L.P. (3)
	320 Park Avenue
	New York, NY  10022

Title of Class Owned
	Series A Preferred Stock

Amount Owned (1)
	277,348 shares

Percentage of Voting Securities Owned
	17%
_____________
(1)	The amounts and percentages of Common Stock
beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has an economic interest. Each share of Series A Preferred is convertible into approximately 24 shares of common stock. The percentage of class outstanding is based on shares of common stock (on an as converted basis) outstanding at November 15, 2003.

(2)	Includes 213,878 shares owned by Merrill Lynch
KECALP L.P. 1997, 70,480 shares owned by Merrill Lynch
KECALP L.P. 1999, 40,839 shares owned by Merrill Lynch
KECALP International L.P. 1997 and 23,496 shares owned by
Merrill Lynch KECALP International L.P. 1999.

(3)	Includes 201,665 shares owned by Crest Funding
Partners, L.P. and 75,683 shares owned by Crest Management
Company LLC.

(b)	Set forth below is certain information regarding each
person expected, on the basis of present holdings and information available to the Company, to own 10% or more of the Company's voting securities to be outstanding as of the Effective Date.

Name and Complete Mailing Address

	General Motors Investment Funds II (GIFT II)
	(New York- Pension Trust)
	c/o GMAN Investment Funds Trust
	757 5th Avenue
	New York, New York 10153

Title of Class Owned
	Common Stock

Amount Owned (1)
	648,888 shares

Percentage of Voting Securities Owned
	10.70%
______________________
(1)	Based on information currently available to the
Company and the terms of the Plan of Reorganization, the Company believes that the entities named above are the only persons or entities that will own 10% or more of the Common
Stock outstanding immediately following the Effective Date.

UNDERWRITERS

6.	Underwriters

(a)     	Not applicable.

(b)     	Not applicable.

7.	Capitalization

(a)     	The following tables set forth information as to each
authorized class of securities of the applicant:
The authorized and outstanding debt securities and capital stock of the Company as of November 15, 2003 were as follows:

Title of Class
	Common

Amount Authorized
	75,000,000 shares

Amount Outstanding
	25,200,000 shares


Title of Class
	Series A Preferred

Amount Authorized
	10,000,000 shares

Amount Outstanding
	975,349 shares

Title of Class
	Series B Senior Notes

Amount Authorized
	$150,000,000

Amount Outstanding
	$150,000,000

Title of Class
	Series D Senior Notes

Amount Authorized
	$75,000,000

Amount Outstanding
	$75,000,000

The authorized and outstanding debt securities and capital stock of the Company immediately following the Effective Date will be:


Title of Class
	Common

Amount Authorized
	25,000,000 shares

Amount Outstanding
	6,060,000 shares

Title of Class
	13.625% Senior Notes Due 2008

Amount Authorized
	$20,000,000

Amount Outstanding
	$18,958,059 (1)

Title of Class
	13.625% Senior Subordinated Notes Due 2008

Amount Authorized
	$54,000,000

Amount Outstanding
	$54,000,000
__________________
(1)	Amount estimated.  Exact amount will depend on
interest accrued on debtor-in-possession loans outstanding in replacement of which the Senior Notes will be issued.
(b)     	Common shares have one vote per share and Series A
Preferred shares have approximately 24 votes per share on matters to be voted on by the shareholders. Following the effective date, common shares will have one vote per share on matters to be voted on by the shareholders.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

	The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined have the same meaning as set forth in the Indenture.

Events of Default; Withholding of Notice.

     Events of Default under the Indenture occur if: (1) the Company defaults in any payment of interest on any of the New Senior Subordinated Notes when the same becomes due and payable and such default continues for a period of 5 days;
(2) the Company defaults in the payment of any principal of the New Senior Subordinated Notes when the same becomes due and payable or fails to redeem or purchase New Senior Subordinated Notes when required pursuant to the Indenture;(3) the Company fails to comply with specified financial covenants contained in the Indenture and such failure continues for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the New Senior Subordinated Notes then outstanding; (4) Indebtedness for borrowed money of the Company in an aggregate amount of $1 million or more is not paid within any applicable grace period after its stated maturity, or the acceleration thereof prior to its express maturity because of a default; (5) a court of competent jurisdiction renders a final judgment or final decree for the payment of money in excess of $1 million against the Company and either an enforcement proceeding has been commenced by any creditor upon such judgment or decree or there is a period of 60 days following entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution stayed;
(6) the Company pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for any substantial part of its property, (D) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency; (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy
Law that: (A) is for relief against the Company in an involuntary case, (B) appoints a custodian of the Company or for any substantial part of its property, or (C) orders the winding up or liquidation of the Company, and, in each case, the order or decree remains unstayed and in effect for 60 days; or (10) at any time after the execution and delivery thereof,
(i) any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with its terms) or any Subsidiary Guarantor or Person acting by or on behalf thereof denies or disaffirms its obligations under the Indenture or any Subsidiary Guarantor and such Default continues for 10 days after receipt of notice.

	Except in the case of a Default in the payment of principal of or interest on any Note (including payments pursuant to the mandatory redemption provisions of such Note, if any), the Trustee may withhold notice of a Default if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Holders.

     Authentication and Delivery of New Senior Subordinated
Notes; Application of Proceeds.

	The New Senior Subordinated Notes will be executed on behalf of the Company by two Officers of the Company.
Such signatures may be either manual or facsimile. If an Officer whose signature is on a New Senior Subordinated
Note no longer holds that office at the time the Trustee authenticates the New Senior Subordinated Note, the New
Senior Subordinated Note shall be valid nevertheless.


	A New Senior Subordinated Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Senior Subordinated Note. Such signature will be conclusive evidence that the New Senior Subordinated Note has been authenticated under the Indenture. The New Senior Subordinated Notes will be issuable only in registered form without interest coupons and only in denominations of $1,000 and integral multiples thereof. The Trustee may, with the prior approval of the Company, appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Senior Subordinated Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate the New Senior Subordinated Notes whenever the Trustee may do so.

	There will be no proceeds (and, therefore, no application of proceeds) from the issuance of the New Senior
Subordinated Notes because the New Senior Subordinated
Notes will be issued in exchange for currently outstanding indebtedness pursuant to the Plan of Reorganization.
Satisfaction and Discharge of the Indenture.

	When (i) all outstanding New Senior Subordinated
Notes (other than Notes replaced or paid pursuant to Section 2.7 (Replacement Notes) of the Indenture) have been canceled or delivered to the Trustee for cancellation or (ii) all outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of notice of redemption pursuant to Article 3 of the Indenture, and the Company irrevocably deposits with the Trustee funds in an amount sufficient or U.S. Government Obligations, the principal of and interest on which will be sufficient, or a combination thereof sufficient, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited), to pay the principal of and interest on the outstanding Notes when due at maturity or upon redemption of, including interest thereon to maturity of such redemption date (other than Securities replaced or paid pursuant to Section 2.7 (Replacement Notes) of the Indenture), and if in either case the Company pays all other sums payable hereunder by the Company, then the Indenture shall, except for the surviving obligations described below, cease to be of further effect. The Trustee is required to acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officers'
Certificate and an Opinion of Counsel and at the cost and expense of the Company.

	Upon satisfaction of the conditions set forth in the Indenture and upon request of the Company, the Trustee is required to acknowledge in writing the discharge of the obligations in the Indenture, except for the surviving obligations described below.

	Notwithstanding the satisfaction and discharge of the Indenture, the Company's obligations in Sections 2.2
(Execution and Authentication), 2.3 (Registrar and Paying Agent), 2.4 (Paying Agent to Hold Money in Trust), 2.5
(Holder Lists), 2.6 (Transfer and Exchange), 2.7 (Replacement Notes), 2.10 (Temporary Notes), 2.11 (Cancellation), 2.12 (Defaulted Interest), 2.13 (Persons Deemed Owners), 4.1 (Payment of Notes), 4.2 (Maintenance of Office or Agency),
6.7 (Rights of Holders to Receive Payment), Article 7 (Trustee), Sections 8.5 (Application of Trust Moneys and Government Securities), 8.6 (Repayment to the Company; Unclaimed Money) and 8.7 (Reinstatement) of the Indenture shall survive until no New Senior Subordinated Notes are outstanding. Thereafter, the Company's obligations set forth in Sections 7.7 (Compensation and Indemnity), 8.5 (Application of Trust Moneys and Government Securities), 8.6 (Repayment to the Company; Unclaimed Money) and 8.7 (Reinstatement) of the Indenture shall survive.
Statement as to Compliance.

	The Company is required under the Indenture to deliver to the Trustee within 90 days after the end of each fiscal year of the Company an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default under the Indenture and whether or not the signers know of any Default under the Indenture that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also is required to comply with Section 314(a)(4) of the Act.

9.	Other Obligors

	None.

Contents of application for qualification. This application for qualification comprises:

	(a)     	Pages numbered 1 to 12, consecutively.

	(b)     	The statement of eligibility and qualification on Form
T-1 of the  Trustee under the Indenture to be qualified.

	(c)     	The following Exhibits are filed herewith in addition
to those filed as part of the statement of eligibility and qualification of such trustee:

Exhibit T3A	Third Amended and Restated Certificate of
Incorporation of the Company.

Exhibit T3B	Second Amended and Restated Bylaws of
the Company.

Exhibit T3C	Form of Indenture between the Company
and HSBC Bank USA, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E	Fourth Amended Disclosure Statement,
dated September 15, 2003.

Exhibit T3F	Cross-reference sheet (included as part of
Exhibit T3C).

Exhibit T3G	Statement of Eligibility and Qualification on
Form T-1 of the Trustee.








SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Orbital Imaging Corporation, a corporation organized and existing under the laws of Delaware, has fully caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Loudon and State of Virginia, on the 3rd day of December, 2003.

Orbital Imaging Corporation


By:_/s/  Matthew M. O'Connell_
	Name:  Matthew M. O'Connell
	Title:  Chief Executive Officer



Attest: _/s/  Armand D. Mancini_
	Name:  Armand D. Mancini
	Title:  Secretary